SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELEMIG CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Oscar Thompson
CEO and Head of Investor Relations
oscar@telepart.com.br
Phone: +55 61 3429-5620

Renata Pantoja
Investor Relations Manager
rpantoja@telepart.com.br
Phone: +55 61 3429-5616

TELEMIG CELULAR PARTICIPAÇÕES S.A. REPORTS
FOURTH QUARTER AND YEAR-END 2006 RESULTS

-   EBITDA of R$348.7 million or 32.1% of net service revenues for the year
-   Client base reached 3,435,562 for the year
 -   Negative net debt of R$313.2 million at year-end
 -   Market share in the Triângulo Mineiro region estimated at 17.3%

Brasília, Brazil, March 27, 2007 – Telemig Celular Participações S.A. (BOVESPA: TMCP3 (Common)/TMCP4 (Preferred); NYSE: TMB), the holding company of the wireless telecommunications service provider in the State of Minas Gerais, today announced its fourth quarter and year-end 2006 results. The Company acquired 11,585 new customers in the quarter, increasing its client base to 3,435,562. EBITDA reached R$78.7 million in the 4Q06, representing 25.5% of net service revenues. For the year, EBITDA totaled R$348.7 million, representing 32.1% of net service revenues.

Operations Highlights:

Client base reached 3,435,562

The Company’s client base reached 3,435,562 in the fourth quarter of 2006, representing an increase of 91,378 clients when compared to the same period of last year. Net additions amounted to 11,585 in the quarter.

In the 4Q06, prepaid net additions amounted to 18,316, bringing the total prepaid base to 2,637,382, or 77% of the total base. The Company realized a client base clean-up in November and December 2006, which resulted in the elimination of approximately 103,000 clients from the prepaid base. The postpaid base decreased by 6,731 customers, ending the quarter with 798,180, or 23% of the total base.

CLIENT BASE (000s)

www.telemigholding.com.br - 1/13

Churn rate

In the fourth quarter of the year, blended annualized churn rate increased to 54.1% from the 36.8% registered in the previous quarter as a result of the significant increase in the prepaid churn rate.

Blended annualized churn rate reached 39.1% in 2006, representing an increase of 5.5 percentage points when compared to the previous year. Excluding the effects of the prepaid client base clean-up, blended annualized churn rate would have reached 36.1%, 2.5 percentage points higher than the previous year.

Prepaid annualized churn rate increased to 63.3% in the 4Q06, when compared to the 41.5% registered in the previous quarter. This increase is a consequence of the prepaid client base clean-up held in November and December 2006. Excluding this effect, prepaid annualized churn rate would have reached 47.4% in the 4Q06, 5.9 percentage points higher than the 3Q06.

For the year, prepaid annualized churn rate reached 44.1%, representing an increase of 6.3 percentage points when compared to 2005. This increase is a consequence of the already mentioned prepaid client base clean-up held in November and December 2006. Excluding this effect, prepaid annualized churn rate would have reached 40.1%, 2.3 percentage points higher than the previous year.

Annualized churn rate for the postpaid segment, which accounts for most of the revenues generated, increased by 2.4 percentage points when compared to the 3Q06, reaching 24.2% . Despite the increasingly competitive environment, the Company was able to keep postpaid annualized churn rate below 25%.

In 2006, the postpaid annualized churn rate reached 23.7% in 2006, 1.7 percentage points higher than 2005, as a result of a more competitive scenario and the profile of the customers acquired during the Christmas campaign in 2005 and the first quarter of 2006.

CHURN RATE (annualized)

Operating revenues

Net service revenues totaled R$309.3 million in the 4Q06, an increase of R$24.1 million or 8.4% over the previous quarter, primarily resulting from the 5.2% increase in total traffic (3.9% increase in incoming traffic and 6.5% increase in outgoing traffic). This total traffic increase is related to seasonal factors.

www.telemigholding.com.br - 2/13

For 2006, net service revenues reached R$1,087.4 million, higher than the R$1,061.5 million registered in the previous year. This improvement is mainly related to the increase of interconnection revenues in the amount of R$68.1 million or 18.8%, as a consequence of the adoption of the “full billing” rule for interconnection charges.

The adoption of the “full billing” rule complies with Anatel’s new regulation for Network Usage of SMP Networks, which establishes that interconnection payments between SMP operators may occur independently of the traffic balance between the operators.

Thus, since July 14, 2006, the Company has no longer been subject to the “bill & keep” rule, which established that interconnection payments between SMP operators only occurred when the traffic balance between any two companies was either less than 45% or in excess of 55%, which resulted in a substantial reduction in interconnection revenues and costs.

In 2006, the adoption of the “full billing” rule, resulted in higher EBITDA and lower EBITDA margin.

Excluding the “full billing” impacts, net service revenues would have reached R$982.5 million, R$78.9 million lower than 2005, basically due to the R$59.3 million reduction in roaming revenues.

Data revenues reached R$22.0 million in the fourth quarter, remaining in line with the R$21.7 million reported in the 3Q06. For the year, data revenues reached R$88.5 million, 42.1% higher than the R$62.3 million recorded in 2005 due to the reclassification of VAS revenues in the amount of R$22.4 million and to the promotional campaigns held in 2006.

Net equipment revenues for the quarter totaled R$31.3 million, 47.2% higher than the R$21.3 million registered in the 3Q06. This increase was already expected and is associated with higher seasonally-driven sales. For the year, net equipment revenues reached R$106.1 million, an increase of 21.3% over the R$87.5 million reported in 2005, due to increased handset sales.

In the 4Q06, handset subsidies for client acquisitions reached R$19.3 million or R$40.7 per gross addition, compared to R$9.6 million or R$28.8 per gross addition registered in the previous quarter. This difference is related to Christmas campaigns. In 2006, handset subsidies reached R$51.6 million, almost in line with the R$51.0 million registered in 2005.

As a result, total net revenues totaled R$340.6 million for the quarter, 11.1% higher than the 3Q05. For the year, total net revenues reached R$1,193.5 million, an increase of 3.9% when compared to the R$1,148.9 recorded in 2005.

Operating costs and expenses

Cost of services totaled R$102.6 million in the fourth quarter, remaining fairly stable when compared to the R$102.3 million registered in the 3Q06. In 2006, cost of services reached R$326.7 million, 25.2% higher than 2005. This increase is related to higher interconnection costs as a consequence of the adoption of the “full billing” rule. However, this increase was partially offset by the R$12.7 million reduction in Fistel expenses related to lower client base growth when compared to 2005.

www.telemigholding.com.br - 3/13

Selling and marketing expenses totaled R$65.1 million in the 4Q06, 13.9% higher than the R$57.1 million recorded in the previous quarter. This increase is a consequence of higher promotional and advertising expenses and handset inventory clean-up. In 2006, selling and marketing expenses reached R$245.4 million, practically flat when compared to the R$245.1 million posted in 2005.

Customer acquisition cost in the fourth quarter decreased to R$129 from the R$135 registered in the previous quarter, the lowest figure since the 3Q04, when the fourth player started operating in the Company’s authorization area 4. In 2006, customer acquisition cost reached R$147, R$2 higher than the R$145 registered in 2005.

Retention costs reached R$42.6 million in the 4Q06, lower than the R$44.2 million registered in the 3Q06 due to the rationalization of retention expenses. For the year, retention costs amounted to R$168.5 million, 19.6% higher than the R$140.9 million reported in the previous year, as a consequence of the efforts to retain the best and most profitable customers in the base.

General and administrative expenses reached R$34.1 million in the 4Q06, higher than the R$21.3 million recorded in the previous quarter. This increase is primarily related to higher consulting expenses. In 2006, G&A expenses reached R$96.0 million, higher than the R$75.6 million recorded in 2005, mainly due to the above mentioned consulting expenses.

Bad debt provisions in 4Q06 reached R$9.4 million, R$2.4 million higher than the R$7.0 million registered in the previous quarter. This increase is associated with the change in accounting treatment of interconnection disputes in the amount of R$2.4 million. Excluding this effect, bad debt provisions would have remained in line with the previous quarter. As a percentage of net service revenues, bad debt provisions reached 3.0% versus 2.5% registered in the 3Q06. In 2006, bad debt provisions increased by 96.4%, from R$21.1 million in 2005, to R$41.4 million in 2006. This increase is associated to less strict credit policies executed between the 4Q05 and 2Q06 and to larger volume of subscription frauds at the end of 2005 and beginning of 2006. As a percentage of net service revenues, bad debt provisions totaled 3.8%, or 3.5% of total net revenues in 2006.

BAD DEBT PROVISIONS (R$ million)

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) totaled 197 in the 4Q06, representing a 3.7% increase when compared to the 190 minutes posted in the previous quarter, due to larger number of promotional minutes offered to clients. In 2006, postpaid MOU totaled 185 minutes, below the 191 reported in 2005, due to the profile of customers acquired at the end of 2005 and first quarter of 2006.

www.telemigholding.com.br - 4/13

Postpaid ARPU reached R$79.7 in the 4Q06, representing an increase of R$7.1 when compared to the R$72.6 registered in the previous quarter, as a consequence of larger volume of incoming and outgoing traffics. For the year, postpaid ARPU increased by 2.2% reaching R$69.8. This increase is a consequence of the adoption of the “full billing” rule. Excluding this impact, postpaid ARPU would have reached R$64.6, a decrease of R$3.6 when compared to 2005, due to higher number of free minutes offered and lower interconnection traffic per user.

Prepaid MOU reached 34 in the fourth quarter, 9.7% higher than the 31 minutes registered in the previous quarter, due to seasonal factors during the end of the year. In 2006, prepaid MOU decreased to 29 when compared to the 32 minutes registered in 2005, due to lower volume of incoming minutes.

Prepaid ARPU totaled R$13.5 in the 4Q06, an increase of R$1.2 when compared to the R$12.3 registered in the previous quarter, as a consequence of increased traffic volume. In 2006, prepaid ARPU decreased by 5.1% over 2005, despite the adoption of the “full billing” rule, reaching R$11.2. Excluding the “full billing” impact, prepaid ARPU would have reached R$9.5, lower than the R$11.8 registered in 2005, due to reduced volume of incoming minutes and larger number of free minutes offered during the first half of the year.

As a result, in the fourth quarter of the year, total blended MOU reached 72 minutes and blended ARPU totaled R$29.0, representing an increase of R$2.4 when compared to the R$26.6 registered in the 3Q06. In 2006, blended MOU reached 67 minutes and blended ARPU amounted to R$25.4. Excluding the “full billing” impact, blended ARPU would have reached R$22.8.

ARPU (R$)

Estimated market share of 31.6% in the quarter

Total market share was estimated at 31.6% in the 4Q06, versus 32.7% registered in the previous quarter. Excluding the Triângulo Mineiro region, market share was estimated at 33.1%, compared to the 34.4% registered in the 3Q06. For the Triângulo Mineiro region, market share was estimated at 17.3%, higher than the 16.4% in the 3Q06.

Total market share reduction in 4Q06 was a result of the prepaid client base clean-up held in November and December 2006, which resulted in the elimination of approximately 103,000 users from the base. The Company achieved market leadership in gross sales share in November and December, resulting in a significant deceleration in the market share downward trend that has marked the Company’s performance in recent years. Excluding the client base clean-up, the Company would have reached an estimated market share of 32.2% in the 4Q06, remained in line with the 32.7% recorded in the 3Q06.

www.telemigholding.com.br - 5/13

Total gross sales share for the 4Q06 was estimated at 30.3% . Excluding the Triângulo Mineiro region, gross sales shares was estimated at 30.4% versus 25.9% recorded in the 3Q06. For the Triângulo Mineiro region, gross sales share was estimated at 29.9% .

EBITDA margin of 25.5% of net service revenues in the quarter

EBITDA and the EBITDA margin (excluding handset revenues) for the fourth quarter of 2006 reached R$78.7 million and 25.5%, respectively, versus R$91.3 million and 32.0% registered in the previous quarter. In 2006, EBITDA and the EBITDA margin totaled R$348.7 million and 32.1%, respectively. Excluding the “full billing” impact, EBITDA would have reached R$331.0 million, representing 33.7% of net service revenues in 2006.

Excluding non-recurring expenses executed by the Company’s new management (which included consulting services, provisions for losses in inventory in transit or held by third parties and elimination of obsolete handset from inventories), EBITDA and EBITDA margin would have reached R$354.0 million and 36.0% of net service revenues, respectively.

EBITDA (R$ million)

Depreciation and amortization

For the 4Q06, depreciation and amortization expenses amounted to R$53.1 million, higher than the R$46.6 million registered in 3Q06. For the year, these expenses reached R$195.0 million, 13.3% lower when compared to 2005. This reduction as a result of lower volume of investments and the conclusion of TDMA network depreciation in the 1Q06.

Net financial result of R$9.2 million

	R$ million
	3Q06	4Q06
Interest Expense (a)	(12.0)	(16.2)
Interest Income (b)	20.4	22.1
Foreign Exchange Gain (Loss)(c)	(0.9)	3.3

Net Financial Income (Expense)	7.5	9.2
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), taxes on gains with hedge operations and revenues from interest on own capital (if any); b) Interest income: includes results of cash investing activities, clients’ interest and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

www.telemigholding.com.br - 6/13

DETAILED FINANCIAL INCOME INFORMATION

	R$ million
	3Q06	4Q06
Expense related to debt denominated in foreign currency	(5.3)	(1.3)
Gain (loss) on hedging operations	(4.6)	(7.8)

Sub-total	(9.9)	(9.1)

Financial expense (debt related)	(9.9)	(9.1)
Net financial expense (not related to debt)*	(0.0)	2.5

Sub-total	(9.9)	(6.6)
Interest income – cash investing activities	17.4	15.8

Net Financial Income (Expense)	7.5	9.2
* Net financial expense not related to debt is primarily associated with taxes such as CPMF and IOF.

Net income of R$28.0 million in the quarter

Net income for the 4Q06 totaled R$28.0 million, or R$1.566 per ADS (R$0.078 per 1,000 shares). For the year, net income reached R$113.4 million, or R$6.341 per ADS (R$0.317 per 1,000 shares), 34.9% lower than 2005.

Total debt of R$171.0 million

As of December 31, 2006, total debt totaled R$171.0 million, 100% of which was denominated in US Dollars. Of the total debt denominated in foreign currencies, 100% was hedged.

Negative net debt of R$313.2 million

As of December 31, 2006, the Company’s indebtedness was partially offset by cash and cash equivalents and temporary cash investments in the amount of R$527.8 million but was impacted by accounts payable from hedging operations in the amount of R$43.5 million, resulting in a negative net debt of R$313.2 million.

NET DEBT (R$ million)

Investments totaled R$130.5 million in the quarter

During the fourth quarter of 2006, Telemig Celular’s capital expenditures reached R$130.5 million. For the year, capital expenditures totaled R$252.5 million. The breakdown of such investments is as follows:

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CAPEX BREAKDOWN

CAPEX (R$ million)	4Q05	1Q06	2Q06	3Q06	4Q06	2006
Network	103.5	9.1	15.9	71.1	103.8	199.9
IS/IT	12.6	3.7	6.2	5.9	12.7	28.5
Others	9.0	3.3	2.9	3.9	14.0	24.1
T O T A L	125.1	16.1	25.0	80.9	130.5	252.5

Notes

The unsecured Senior Notes (Notes Units or Notes) has restrictive conditions including covenants based on financial ratios.
The Notes was conducted in conjunction with our affiliated company, Amazônia Celular S.A. (“Amazônia”), which is also subject to the same restrictive conditions. Should the Company or Amazônia fail to comply with these conditions, the Notes may be subject to early maturity.
On December 31, 2005 and 2006, all the restrictive conditions were met by our subsidiary. However, due to additional provisions related to disputes concerning the payment of value added tax (ICMS) on activations, monthly subscription fees and VAS, Amazônia did not comply with the financial ratios specified in the Notes during 4Q06. The management of both our subsidiary and Amazônia has begun the negotiation process with our creditors and are confident that a waiver will be granted. However, as no definitive agreement has been reached yet, the financing installment originally due in the long-term, amounting to R$171.0 million, was reclassified under current liabilities.

Debt payment schedule

Year	R$ million	% denominated in US$
2007	171.0	100.0%

Free cash flow

Free cash flow in the quarter was negative at R$153.1 million, compared to a positive free cash flow of R$22.5 million registered in the previous quarter. In 2006, free cash flow was negative at R$150.9 million, compared to a positive free cash flow of R$199.8 million in 2005. This difference is related to lower EBITDA and the reclassification of the Notes as short-term due to Amazônia’s technical breach of the covenants in the 4Q06, partially offset by lower investments. Excluding the Notes reclassification effect, free cash flow would have reached a positive R$20.1 million, representing a decrease of R$179.7 million when compared to 2005 due to (i) the R$82.5 million reduction in EBITDA, (ii) lower results from hedging operations, and (iii) the negative working capital variation.

Sound financial ratios

Ratios	4Q05	1Q06	2Q06	3Q06	4Q06
Net Debt/EBITDA (1)	(1.04)	(0.99)	(0.77)	(0.85)	(0.90)
Net Debt/Total Assets	(22%)	(21%)	(17%)	(17%)	(16%)
Interest Coverage Ratio (1)	11.7	10.3	15.1	14.7	17.5
Current Liquidity Ratio	1.7	1.9	2.5	2.6	1.5
(1) Last twelve months.

*******************

www.telemigholding.com.br - 8/13

For further information, please contact:

Telemig Celular Participações S.A.
Investor Relations Department
Oscar Thompson / Renata Pantoja / Fernanda Ribeiro
Phone: (61) 3429-5620/5616/5617
Fax: (61) 3429-5626
E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telemigholding.com.br - 9/13

OPERATIONAL DATA

			2006					Var. % (4Q06/3Q06)

	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD

Licensed Pops (in millions)	19.2	19.2	19.2	19.5	19.5	19.5	19.5	0.0%

Clients	3,344,184	3,344,184	3,401,310	3,403,980	3,423,977	3,435,562	3,435,562	0.3%
Postpaid	856,522	856,522	844,806	817,116	804,911	798,180	798,180	-0.8%
Prepaid	2,487,662	2,487,662	2,556,504	2,586,864	2,619,066	2,637,382	2,637,382	0.7%

MOU Incoming
Postpaid	75	73	69	69	73	75	71	4.1%
Prepaid	23	24	21	20	21	22	21	4.7%
MOU Outgoing
Postpaid	119	117	107	110	117	122	114	3.8%
Prepaid	8	7	6	6	10	12	8	22.4%

Total Outgoing Traffic (Million of Minutes)	348.7	1300.2	317.4	318.6	362.3	385.8	1384.2	6.5%
Total Incoming Traffic (Million of Minutes)	350.3	1333.4	331.6	327.0	339.9	353.2	1351.7	3.9%

Average Revenue per User - ARPU (R$)	26.7	26.8	23.3	22.5	26.6	29.0	25.4	8.7%
Postpaid	70.2	68.3	64.0	63.3	72.6	79.7	69.8	9.7%
Prepaid	11.4	11.8	9.5	9.4	12.3	13.5	11.2	10.3%

Service Revenues (R$ millions)
Monthly Fee	57,393	227,134	52,267	48,836	48,217	50,555	199,875	4.8%
Outgoing Traffic	104,895	376,389	98,665	99,840	97,722	107,349	403,576	9.9%
Incoming Traffic	91,318	362,507	84,654	80,320	126,540	139,117	430,632	9.9%
Other	25,453	95,421	14,440	13,898	12,703	12,232	53,272	-3.7%

TOTAL	279,059	1,061,452	250,027	242,893	285,181	309,253	1,087,354	8.4%

Data Revenues (% of net serv. revenues)	6.7%	5.9%	8.4%	9.8%	7.6%	7.1%	8.1%	-0,5 p.p.

Cost of Services (R$ millions)
Leased lines	15,057	53,382	15,815	16,662	18,100	14,177	64,753	-21.7%
Interconnection	15,516	57,395	9,347	9,386	52,528	56,113	127,375	6.8%
Rent and network maintenance	16,976	59,350	17,821	16,130	14,853	18,334	67,138	23.4%
FISTEL and other taxes	19,672	60,906	14,848	13,292	13,776	13,783	55,700	0.1%
Other	5,495	29,876	3,347	5,037	3,092	216	11,692	-93.0%

TOTAL	72,717	260,909	61,178	60,507	102,349	102,624	326,658	0.3%

Churn - Annualized Rate	28.7%	33.6%	30.2%	35.2%	36.8%	54.1%	39.1%	17,3 p.p.
Postpaid	18.3%	22.0%	21.3%	27.4%	21.8%	24.2%	23.7%	2,4 p.p.
Prepaid	32.4%	37.8%	33.2%	37.8%	41.5%	63.3%	44.1%	21,8p.p.

Cost of Acquisition (R$)	147	145	166	171	135	129	147	-4.4%
Retention Costs (% of net serv. revenues)	15.7%	13.3%	15.4%	17.7%	15.5%	13.8%	15.5%	-1,7 p.p.
CAPEX (R$ millions)	125.1	276.7	16.1	25.0	80.9	130.5	252.5	61.3%

Number of locations served	535	535	540	540	562	587	587	4.4%
Number of cell sites	1677	1677	1703	1703	1741	1822	1822	4.7%
Number of switches	17	17	17	17	18	18	18	0.0%

Headcount	2,378	2,378	2,540	2,414	2,328	2,388	2,388	2.6%
Estimated Market Share
Total	38%	38%	37%	35%	33%	32%	32%	-1,0 p.p
Minas Market - excluding Triângulo Mineiro region	41%	41%	39%	37%	34%	33%	33%
								- 1,0 p.p
Triângulo Mineiro region	12%	12%	15%	16%	16%	17%	17%	1,0 p.p

www.telemigholding.com.br - 10/13

INCOME STATEMENT (BR GAAP)

								(in R$ 000)

	2005		2006					Var. % (4Q06/3Q06)

	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD

Service Revenues - GROSS	389,647	1,462,306	356,139	358,663	442,173	486,890	1,643,865	10.1%
Equipment Revenues - GROSS	33,139	117,570	33,356	30,038	25,229	36,430	125,053	44.4%

Total Revenues - GROSS	422,786	1,579,876	389,495	388,701	467,402	523,320	1,768,918	12.0%
Taxes	(118,737)	(430,942)	(111,191)	(120,582)	(160,931)	(182,738)	(575,442)	13.6%

Service Revenues - NET	279,059	1,061,452	250,027	242,893	285,181	309,253	1,087,354	8.4%
Equipment Revenues - NET	24,990	87,482	28,277	25,226	21,290	31,329	106,122	47.2%

Total Revenues - NET	304,049	1,148,934	278,304	268,119	306,471	340,582	1,193,476	11.1%

Cost of Services	72,717	260,909	61,178	60,507	102,349	102,624	326,658	0.3%
Cost of Equipment	42,206	138,488	38,890	37,327	30,873	50,593	157,683	63.9%
Selling & Marketing Expenses	77,481	245,149	60,432	62,849	57,096	65,050	245,427	13.9%
Bad Debt Expense	6,415	21,094	11,759	13,243	7,044	9,383	41,429	33.2%
General & Administrative Expenses	21,843	75,621	19,484	21,042	21,296	34,145	95,967	60.3%
Other operating expenses (income)	(18,843)	(23,526)	-	(18,961)	(3,474)	82	(22,353)

EBITDA	102,230	431,199	86,561	92,112	91,287	78,705	348,665	-13.8%
%	36.6%	40.6%	34.6%	37.9%	32.0%	25.5%	32.1%	-6.5 p.p.

Depreciation & Amortization	51,863	224,864	46,610	48,628	46,641	53,101	194,980	13.9%
Interest Expense (1)	14,671	101,465	34,442	20,273	11,987	16,180	82,882	35.0%
Interest Income	(34,940)	(145,153)	(32,051)	(25,145)	(20,411)	(22,125)	(99,732)	8.4%
Foreign Exchange Loss (Gain)	13,658	(49,066)	(17,139)	(1,681)	938	(3,217)	(21,099)	-443.0%
Others	7,526	22,009	5,114	3,339	3,957	4,232	16,642	6.9%
Income Taxes	5,916	70,823	12,946	20,675	7,134	(1,329)	39,426	-118.6%
Minority Interests	3,620	32,137	5,053	7,526	5,727	3,846	22,152	-32.8%

Net Income	39,916	174,119	31,586	18,497	35,314	28,017	113,414	-20.7%

Number of shares (thousand)	353,926,470	353,926,470	353,926,470	357,706,556	357,706,556	357,706,556	357,706,556	0.0%
Earnings per thousands shares (R$)	0.113	0.492	0.089	0.052	0.099	0.078	0.317	-20.7%
Earnings per ADS (R$)	2.256	9.839	1.785	1.034	1.974	1.566	6.341	-20.7%

(1) Interest paid: 4Q05 - R$3,777 thousand; 1Q06 - R$6,096 thousand; 2Q06 - R$4,794 thousand; 3Q06 - R$7,312 thousand; and 4Q06 - R$4,806 thousand.

www.telemigholding.com.br - 11/13

BALANCE SHEET (BR GAAP)

(in R$ 000)

	4Q06	3Q06		4Q06	3Q06

Current Assets			Current Liabilities
Cash & cash equivalents	21,368	24,906	Loans & Financing	171,040	(0)
Tempory Cash Investments	506,405	499,821	Loan Interest	7,127	2,899
Accounts Receivable	249,281	215,975	Suppliers	306,917	234,594
Taxes Receivable	92,789	81,205	Taxes Payable	19,374	28,327
Other Assets	28,272	62,532	Dividends	48,084	13,635

	898,115	884,439	Other Current Liabilities	64,567	63,396

				617,109	342,851

Long-term Assets	328,951	315,153	Loans & Financing	-	173,936

Deferred Assets	8,786	7,384	Other Long-term Liabilities	93,244	81,651

Plant & Equipment			Minority Interest	159,691	154,499
Cost	2,132,793	2,004,491
Accumulated Depreciation	(1,380,405)	(1,333,484)	Shareholders' Equity	1,118,196	1,125,047

	752,388	671,007

	1,988,240	1,877,984		1,988,240	1,877,984

CASH FLOW (BR GAAP)

(in R$ 000)

	2006	2005

Operating activities
Net income	113,414	174,119
Adjustments to reconcile net income to cash from
operating activities:
Depreciation and amortization	194,980	224,864
Foreign exchange gains and indexation (principal)	(20,313)	(42,300)
Unrealized losses on cross-currency interest swaps	37,611	31,624
Deferred income taxes	(38,642)	(40,736)
Minority interest	23,044	32,815
Unrealized gains on temporaty cash investments	(61,723)	(98,571)
PIS and COFINS recoverable	-	(37,925)
Other	(295)	(17,788)
Changes in operating assets and liabilities	48,772	182,041

Cash provided by operating activities	296,848	408,143

Investing activities

Cash proceeds from disposals of property and equipment	441	1,245
Additions to property and equipment	(159,529)	(97,689)
Additions to deferred assets	(2,435)	(9,501)

Cash used in investing activities	(161,523)	(105,945)

Financing activities
Payment of debt	(44,577)	(199,101)
Dividends and interest on capital paid	(98,697)	(83,986)

Cash used in financing activities	(143,274)	(283,087)

Increase (decrease) in cash and cash equivalents	(7,949)	19,111
Cash and cash equivalents, beginning of the year	29,317	10,206

Cash and cash equivalents, end of the year	21,368	29,317

www.telemigholding.com.br - 12/13

GLOSSARY OF KEY INDICATORS

I) Average Subscribers

a) Average subscribers – monthly

     Sum of subscribers at the beginning and the end of the month
2

b) Average subscribers – quarterly and year to date

Sum of the average subscribers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

     Sum of deactivations / Sum of average monthly opening subscribers for the 3 months x 12
3

b) Churn % - year to date

YTD deactivations / Sum of avg monthly opening subscribers since beginning of the year x 12
Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average subscribers for the period
Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average subscribers for the period

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
– Minority Interests – Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

     Working Capital Variation = ( ( Current Assets – ( Cash & Cash Equivalents) –
(( Current Liabilities – ( Short Term Loans and Financing - ( Loan Interest - ( Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
* Does not include profit sharing.

www.telemigholding.com.br - 13/13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2007

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.